SEC MAIL RECEIVED PROCESSING
MAR 15 2007
WASH. D.C. 186 SECTION

07005209

SECURITIES AND EXCHANGE COMMISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 15826 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John Hancock Distributors LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Bloor Street, East
(No. and Street)

Toronto (City) Ontorio, Canada (State) M4W 1E5 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey H. Long (617) 663-4343
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street (Address) Boston (City) MA (State) 02116 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 09 2007
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, Jeffrey H. Long, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John Hancock Distributors LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOAN O'NEILL
Notary Public
Commonwealth of Massachusetts
My Commission Expires April 6, 2013

Joan O'Neill
Notary Public

Jeffrey Long
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplementary Schedules and Report

# John Hancock Distributors LLC

December 31, 2006

**JOHN HANCOCK DISTRIBUTORS LLC**

**Annual Audited Report**

**Year ended December 31, 2006**

# Contents


Report of Independent Registered Public Accounting Firm ........ 1

Statement of Financial Condition ........ 2
Statement of Income ........ 3
Statement of Changes in Member's Equity ........ 4
Statement of Cash Flows ........ 5
Notes to Financial Statements ........ 6

Schedules

Schedule I--Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission ........ 10
Schedule II--Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission ........ 11
Schedule III--Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission ........ 12
Schedule IV--Reconciliation of the Computation of Net Capital Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission ........ 13
Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required By SEC Rule 17a-5 ........ 14

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

## Report of Independent Registered Public Accounting Firm

Board of Directors
John Hancock Distributors LLC

We have audited the accompanying statement of financial condition of John Hancock Distributors LLC (the Company) at December 31, 2006, and the related statements of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John Hancock Distributors LLC at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP
ERNST & YOUNG LLP

March 13, 2007

## John Hancock Distributors LLC

# Statement of Financial Condition

December 31, 2006

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 20,006,512 |
| Concessions receivable | 4,844,170 |
| Due from affiliated companies | 1,808,125 |
| Prepaid assets | 1,096,359 |
| Other assets | 150,246 |
| **Total assets** | **$ 27,905,412** |
| | |
| **LIABILITIES AND MEMBER'S EQUITY** | |
| **Liabilities** | |
| Commissions payable | $ 657,104 |
| Accrued liabilities | 397,536 |
| Due to affiliated companies | 1,232,492 |
| Distributions payable to John Hancock Life Insurance Company (U.S.A.) | 14,262,891 |
| **Total liabilities** | **16,550,023** |
| | |
| **Member's equity** | **11,355,389** |
| Total liabilities and member's equity | $ 27,905,412 |

*See accompanying notes*

# John Hancock Distributors LLC

## STATEMENT OF INCOME

Year ended December 31, 2006

| | |
|---|---|
| **REVENUES** | |
| Concessions | $ 849,498,317 |
| Dividends, interest, realized gains and other | 1,711,679 |
| | 851,209,996 |
| **EXPENSES** | |
| Commissions | 730,286,131 |
| Registration and filing fees | 396,615 |
| General and administrative | 4,137,674 |
| | 734,820,420 |
| **Net income** | **$ 116,389,576** |

*See accompanying notes*

**John Hancock Distributors LLC**

# STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2006

| | |
|---|---|
| **Balance at December 31, 2005** | **$ 12,683,366** |
| Net income | 116,389,576 |
| Distribution declared | (117,717,553) |
| **Balance at December 31, 2006** | **$ 11,355,389** |

*See accompanying notes*

## John Hancock Distributors LLC

# STATEMENT OF CASH FLOWS

Year ended December 31, 2006

| | |
|---|---|
| **OPERATING ACTIVITIES** | |
| Net income | **$ 116,389,576** |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Amortization of deferred selling costs | **637,146** |
| Amortization of premium on investments in debt securities | **4,089** |
| Realized (gain) loss on sale of investments | **(8,352)** |
| Decrease in concessions receivables | **2,509,924** |
| Increase in prepaid assets | **(451,843)** |
| Increase in due from affiliated companies, net | **(2,100,720)** |
| Decrease in other assets | **42,837** |
| Increase in commissions payable | **218,341** |
| Decrease in accrued liabilities | **(645,624)** |
| **Net cash provided by operating activities** | **116,595,374** |
| **INVESTING ACTIVITIES** | |
| Purchase of investments | **(28,199,037)** |
| Sale of investments | **57,554,209** |
| **Net cash provided by investing activities** | **29,355,172** |
| **FINANCING ACTIVITIES** | |
| Distributions and dividends paid | **(125,955,810)** |
| **Net cash used in financing activities** | **(125,955,810)** |
| **Net increase in cash and cash equivalents during the year** | **19,994,736** |
| Cash and cash equivalents at beginning of year | **11,776** |
| **Cash and cash equivalents at end of year** | **$ 20,006,512** |

*See accompanying notes*

# NOTES TO FINANCIAL STATEMENTS

December 31, 2006

## 1. ORGANIZATION AND BASIS OF PRESENTATION

John Hancock Distributors LLC ["LLC" or the "Company"] was formed on August 1, 2001 as a single member limited liability corporation under the provisions of the Delaware Limited Liability Company Act. Under the provisions of this Act, the member's liability is limited to LLC's assets provided that the member returns to LLC any distributions received. LLC is a wholly-owned subsidiary of The John Hancock Life Insurance Company (U.S.A.) ["JHUSA" (formerly Manufacturers Life Insurance Company (U.S.A))], which is the only admitted member of LLC and is an indirect, wholly-owned subsidiary of the Manulife Financial Corporation ["MFC"], a Canadian publicly traded life insurance company. Prior to January 1, 2006, John Hancock Distributors LLC operated under the name Manulife Financial Securities LLC.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Revenue and expense recognition

Securities transactions and related revenues and expenses are recorded on a trade-date basis.

The Company's revenues in 2006 were derived principally from premium-based charges on the purchase and sale of variable life insurance products and the retail purchase and sale of variable annuity products that were issued by JHUSA. The Company's revenues also included asset-based charges for those assets held in the Fidelity Advisor Funds pertaining to the JHUSA 401(k) Plan products and for those assets held in the T. Rowe Price Funds pertaining to the JHUSA College Savings Plan products.

As a result of changes to the fee structure of the John Hancock Trust (JHT), the Company also received asset-based charges for those assets held in JHT pertaining to variable annuity, variable life insurance, and JHUSA 401(k) Plan products.

Expenses are incurred from the sale of products for payment of commissions to third-party sales representatives.

### Income taxes

In conformity with the Internal Revenue Code and applicable state and local tax statutes, any profits or losses generated by the Company are required to be reported in the tax returns of its only admitted member, JHUSA. Therefore, no income tax provision was established for the Company in 2006.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments, with a maturity of three months or less at the date of purchase to be cash equivalents.

### Use of estimates

The process of preparing financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses and disclosures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements and during the reporting period. Accordingly, upon settlement, actual results may differ from those estimated amounts.

### Fair Values of Financial Instruments

The carrying amounts of the financial instruments in the accompanying balance sheet approximate fair value.

### Recent Accounting Pronouncements

On September 15, 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). This standard, which provides guidance on how to measure fair values of assets and liabilities, applies whenever other standards require or permit assets or liabilities to be measured at fair value, but does discuss when to use fair value accounting. SFAS 157 establishes a fair value measurement hierarchy that gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, and requires fair value measurements to be separately disclosed by level within the hierarchy.

SFAS 157 will be effective for the Company beginning January 1, 2008. The Company is still evaluating the impact SFAS 157 will have on its financial position or results of operations.

## 3. RELATED PARTY TRANSACTIONS

The financial statements have been prepared from the records maintained by the Company, which include allocations of certain expenses by JHUSA and MFC and are not necessarily indicative of the financial conditions or results of operations that would have occurred if the Company had been operating as an unaffiliated corporation.

Pursuant to Rule 12b-1 of the Investment Company Act of 1940, the Company earns Rule 12B-1 distribution fees for distributing certain funds for John Hancock Funds, LLC (Funds, LLC), an affiliated company. Rule 12B-1 distribution fees earned from Funds, LLC amounted to $10,645,345 for the year ended December 31, 2006 and are included in concessions revenue.

On May 31, 2006, the Company began serving as the principal underwriter and distributor of the variable annuity and variable life products issued by John Hancock Life Insurance Company (JHLICO). Included in concessions revenue and commission expense for the year ended December 31, 2006 was $50,637,935 related to distribution of these JHLICO variable insurance products by the Company.

JHUSA pays all administration costs and certain other expenses as mutually agreed upon and is reimbursed by the Company. Reimbursed amounts included in general and administrative expenses totaled $2,950,661 for the year ended December 31, 2006. The Company has an amount due to affiliates of $1,232,492 at December 31, 2006.

Due from affiliated companies in the amount of $1,808,125 at December 31, 2006 are amounts due from Manulife Insurance Company for services performed on their behalf.

## 4. REGULATORY REQUIREMENTS

The Company is subject to the net capital rule of the Securities Exchange Act of 1934. This rule prohibits a broker/dealer from engaging in any securities transactions at a time when [a] its "net capital" is less than $25,000 or [b] its "aggregate indebtedness" exceeds 15 times its "net capital". Such terms are specifically defined in the rule. At December 31, 2006, the Company's net capital, as defined, was $3,606,735. The minimum net capital requirements at December 31, 2006 was $1,103,335. The Company's ratio of aggregate indebtedness to net capital (net capital ratio) was 4.59 to 1.00 at December 31, 2006 whereas the maximum allowable ratio was 15 to 1.

## 5. COMMITMENTS AND CONTINGENCIES

The Company has been requested by the United States Securities and Exchange Commission to provide information with respect to market timing and late trading of mutual funds and sales compensation and broker/dealers practices. It is believed that these inquiries are similar to those made to many financial service companies by various agencies into practices, policies and procedures relating to trading in mutual fund shares and sales compensation and broker/dealer practices. The Company intends to continue to cooperate fully with government and regulatory authorities in connection with their respective inquiries. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its financial condition or results of operations.

The Company is also involved in certain legal proceedings which arise in the normal course of business. Management believes the outcome of pending litigation will not have a material adverse effect on the Company.

## Supplementary Schedules

SCHEDULE I—COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

JOHN HANCOCK DISTRIBUTORS LLC

DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL

| | |
|---|---|
| Total member's equity (from statement of financial condition) | $ 11,355,389 |
| TOTAL CAPITAL | 11,355,389 |
| | |
| Deductions and/or charges: | |
| Nonallowable assets: | |
| Concessions receivable | 4,844,170 |
| Due from affiliated companies | 1,808,125 |
| Prepaid assets | 1,096,359 |
| Total nonallowable assets | 7,748,654 |
| | |
| NET CAPITAL | $ 3,606,735 |
| | |
| COMPUTATION OF AGGREGATE INDEBTEDNESS | |
| Total liabilities | $ 16,550,023 |
| | |
| AGGREGATE INDEBTEDNESS | $ 16,550,023 |
| | |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | |
| Minimum net capital required (6 2/3% of aggregate indebtedness) | $ 1,103,335 |
| | |
| Minimum dollar net capital requirement | $ 25,000 |
| | |
| Net capital requirement (greater of above amounts) | $ 1,103,335 |
| | |
| Excess net capital over requirement | $ 2,503,400 |
| | |
| Ratio of aggregate indebtedness to net capital | 4.59 to 1 |

SCHEDULE II–COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JOHN HANCOCK DISTRIBUTORS LLC

DECEMBER 31, 2006

The Company is exempt from Rule 15c3-3 under the provision of paragraph (k) of the Rule at December 31, 2006.

SCHEDULE III–INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JOHN HANCOCK DISTRIBUTORS LLC

DECEMBER 31, 2006

The Company is exempt from Rule 15c3-3 under the provision of paragraph (k) of the Rule at December 31, 2006.

## SCHEDULE IV–RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

JOHN HANCOCK DISTRIBUTORS LLC

DECEMBER 31, 2006

In its unaudited financial report (on Part II of Form X-17 A-5) as of and for the quarter ending December 31, 2006, which was submitted to the Securities and Exchange Commission and NASD on or about January 25, 2007, the Company reported net capital of $3,626,467. This amount, is above the amount reflected on Schedule I by $19,732, which was substantially due to audit adjustments for the accrual of an expense incurred on behalf of the Company by it's parent JHUSA, as well as other smaller income statement related audit adjustments, and due to various reclassifications affecting assets and liabilities on the statement of financial condition.

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

# Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

Board of Directors
John Hancock Distributors LLC

In planning and performing our audit of the financial statements and supplemental schedules of John Hancock Distributors LLC (the "Company") for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

ERNST & YOUNG LLP

March 13, 2007

END